Mail Stop 7010

            November 22, 2005

Mr. John U. Clarke
Chief Executive Officer and Chairman of the Board of Directors
NATCO Group Inc.
2950 N. Loop West, 7th Floor
Houston, Texas 77092

	RE:	Form 10-K/A for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, June 30 and September
30,
2005
		File No. 1-15603

Dear Mr. Clarke:

		We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A for the Year Ended December 31, 2004

Financial Statements, page 46

Consolidated Statements of Operations, page 47

1. We have reviewed your response to comment two. We note that you recognize your parts and installation services on an as delivered, as performed basis. However, with regard to your disclosure obligations under Rule 5-03.1 of Regulation S-X, we believe that you are required to separately disclose your revenues related to parts and installation service. In this regard we note, as indicated in your response to prior comment six, that you sell parts on a stand-alone basis. Notwithstanding the fact that you have not historically separately tracked parts and service revenues, it appears that you have the ability to do so. Therefore, we believe that you should separately present parts and service revenues in future filings.

2. It is unclear to us why allocation of the direct costs of parts sold and the labor expended in their installation requires a significant degree of subjective cost assumptions. Separating the amount relieved from inventory from the cost of labor expensed on installation does not appear to us to require subjective allocation.
Please provide us with additional information to help us understand why allocations are necessary.

Consolidated Statements of Cash Flows, page 49

3. We are considering your response to comment three.

*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.


    	If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-
3741
or, in his absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691.

								Sincerely,



								Rufus Decker
								Accounting Branch Chief

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Mr. John U. Clarke
NATCO Group Inc.
November 22, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE